

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2009

Sent via U.S. mail and facsimile to (727) 471-0001

Stan B. McClelland
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

> **RE: First Community Bank Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-50357**

Dear Mr. McClelland,

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief